Introduction to Mylan N.V. At Meda AGM April 14, 2016 Filed by Mylan N.V. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Meda AB

FORWARD LOOKING STATEMENT This communication contains “forward-looking statements.” Such forward-looking statements may include, without limitation, statements about the proposed acquisition of Meda AB (publ.) (“Meda”) by Mylan N.V. (“Mylan” or the “Company”) (the “Proposed Transaction”), Mylan’s related public offer to the shareholders of Meda to acquire all of the outstanding shares of Meda (the “Offer”), Mylan’s acquisition (the “EPD Transaction”) of Mylan Inc. and Abbott Laboratories’ (“Abbott”) non-U.S. developed markets specialty and branded generics business (the “EPD Business”), the benefits and synergies of the EPD Transaction and the Proposed Transaction, future opportunities for Mylan, Meda, or the combined company and products and any other statements regarding Mylan’s, Meda’s or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the Proposed Transaction, including as to the timing of the Proposed Transaction, uncertainties as to whether Mylan will be able to complete the Proposed Transaction, the possibility that competing offers will be made, the possibility that certain conditions to the completion of the Offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the Proposed Transaction or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the Proposed Transaction; the ability to meet expectations regarding the accounting and tax treatments of the EPD Transaction and the Proposed Transaction; changes in relevant tax and other laws, including but not limited to changes in healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of the EPD Business and Meda being more difficult, time-consuming, or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the EPD Transaction and the Proposed Transaction; the retention of certain key employees of the EPD Business and Meda being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the EPD Transaction and the Proposed Transaction within the expected time-frames or at all and to successfully integrate the EPD Business and Meda; expected or targeted future financial and operating performance and results; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); any regulatory, legal, or other impediments to Mylan’s ability to bring new products to market; success of clinical trials and Mylan’s ability to execute on new product opportunities; any changes in or difficulties with our inventory of, and our ability to manufacture and distribute EpiPen® Auto-Injector, to meet anticipated demand; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Meda or the combined company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2015 and its other filings with the Securities and Exchange Commission (“SEC”). These risks and uncertainties also include those risks and uncertainties that will be discussed in the offer document to be filed with the Swedish Financial Supervisory Authority (“SFSA”), the Registration Statement on Form S-4 that has been filed with the SEC and the EU Prospectus to be filed with the Netherlands Authority for the Financial Markets (“AFM”) or another competent EU authority. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication, except as required by law. Legal Matters

ADDITIONAL INFORMATION In connection with the Offer, an offer document will be filed with the SFSA and published by Mylan upon approval by the SFSA. In addition, Mylan has filed certain materials with the SEC, including, among other materials, a Registration Statement on Form S-4. Mylan also expects to file an EU Prospectus with the AFM or another competent EU authority. This communication is not intended to be, and is not, a substitute for such documents or for any other document that Mylan may file with the SFSA, the SEC, the AFM or any other competent EU authority in connection with the Offer. This communication contains advertising materials (reclame-uitingen) in connection with the Offer as referred to in Section 5:20 of the Dutch Financial Supervision Act (Wet op het financieel toezicht). INVESTORS AND SECURITYHOLDERS OF MEDA ARE URGED TO READ ANY DOCUMENTS FILED WITH THE SFSA, THE SEC AND THE AFM OR ANY OTHER COMPETENT EU AUTHORITY CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, MEDA AND THE OFFER. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov, on Mylan’s website at medatransaction.mylan.com or, to the extent filed with the AFM, through the website maintained by the AFM at www.afm.nl, or by directing a request to Mylan at 724.514.1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SFSA, the SEC, the AFM or any other competent EU authority that are required to be mailed to Meda shareholders will also be mailed to such shareholders. A copy of this communication will be available free of charge at the following website: medatransaction.mylan.com. FURTHER INFORMATION The Offer is not being made to persons whose participation in the Offer requires that an additional offer document be prepared or registration effected or that any other measures be taken in addition to those required under Swedish law (including the Swedish Takeover Rules), Dutch law and U.S. law. The distribution of this communication and any related Offer documentation in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this communication are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdiction. Therefore, persons who receive this communication (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person. The Offer is not being made, and this communication may not be distributed, directly or indirectly, in or into, nor will any tender of shares be accepted from or on behalf of holders in, any jurisdiction in which the making of the Offer, the distribution of this communication or the acceptance of any tender of shares would contravene applicable laws or regulations or require further offer documents, filings or other measures in addition to those required under Swedish law (including the Swedish Takeover Rules), Dutch law and U.S. law. The acceptance period for the Offer for shares of Meda described in this communication has not commenced. Legal Matters (cont’d)

Non-GAAP financial measures This communication includes the presentation and discussion of certain financial information that differs from what is reported under GAAP. These non-GAAP financial measures, including, but not limited to, adjusted diluted earnings per share (“adjusted diluted EPS”) and adjusted EBITDA are presented in order to supplement investors’ and other readers’ understanding and assessment of the Company’s financial performance. Management uses these measures internally for forecasting, budgeting and measuring its operating performance. In addition, primarily due to acquisitions, Mylan believes that an evaluation of its ongoing operations (and comparisons of its current operations with historical and future operations) would be difficult if the disclosure of its financial results were limited to financial measures prepared only in accordance with GAAP. In addition, the Company believes that including EBITDA and supplemental adjustments applied in presenting adjusted EBITDA pursuant to our debt agreements is appropriate to provide additional information to investors to demonstrate the Company’s ability to comply with financial debt covenants (which are calculated using a measure similar to adjusted EBITDA) and assess the Company’s ability to incur additional indebtedness. Also, set forth in the Appendix, Mylan has provided reconciliations of its non-GAAP financial measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliations of the non-GAAP measures to their most directly comparable GAAP measures set forth below, and investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. TRADEMARK DISCLAIMER All trademarks, trade names, product names, graphics and logos of Mylan or any of its affiliates contained herein are trademarks, registered trademarks or trade dress of Mylan or such affiliate in the United States and/or other countries. Meda is a registered trademark of Meda AB. All other trademarks, trade names, product names and logos contained herein are the property of their respective owners. The use or display of other parties' trademarks, trade names, product names or logos is not intended to imply, and should not be construed to imply, a relationship with or endorsement or sponsorship of Mylan by such other party. Legal Matters (cont’d)

Agenda 2 Mylan History and Strategy Mylan Today: Commercial Excellence 3 Mylan Today: Operational Excellence 1 4 Meda Transaction

Mylan’s History and Strategy

mission our we are committed to setting new standards in healthcare At Mylan, Working together around the world to provide 7 billion people access to high quality medicine, we: • Innovate to satisfy unmet needs • Make reliability and service excellence a habit • Do what’s right, not what’s easy • Impact the future through passionate global leadership

More Than 50 Years of Unconventional Success ‘61 FOUNDED FIRST FDA APPROVAL MYLAN GOES PUBLIC ‘66 ‘73 ‘84 NEW DRUG APPROVAL ‘89 BLOWING THE WHISTLE ‘92 $100M IN REVENUE ‘02 COURY BECOMES CHAIRMAN & CEO ‘07 MYLAN GOES GLOBAL; MALIK JOINS ‘08 $5B IN REVENUE ‘12 BRESCH NAMED CEO; FDASIA/GDUFA ‘13 GLOBAL INJECTABLES ‘15 BROADER REACH ‘16 STRENGTH & DIVERSITY

Long Standing Strategy & Track Record of Success Differentiated, large-scale global operating platform High quality, vertically-integrated manufacturing platform One of the industry’s broadest product portfolios More than 1,400 marketed products to customers in ~165 countries and territories Significant investment in future growth drivers Billions of anticipated spend fueling an extensive technology platform Value-creating business development, ensuring future financial flexibility Acquisitions and partnerships driving synergistic growth with existing core operations Track record of execution driving exceptional shareholder return 26% adjusted diluted EPS CAGR 2008-2016* and strong focus on optimal capital allocation *2016 adjusted diluted EPS represents the midpoint of Mylan’s 2016 adjusted diluted EPS guidance range. Adjusted diluted EPS is a non-GAAP financial measure. See Appendix for reconciliation of adjusted diluted EPS to the most directly comparable GAAP measure.

A Proven Track Record Generics and specialty pharmaceutical business Non-US developed markets specialty and branded generics business Adjusted diluted EPS is a non-GAAP financial measure. See Appendix for reconciliation of adjusted diluted EPS to the most directly comparable GAAP measure. *Midpoint of 2016 guidance range **Stated 2017 opportunity/2018 target; this is a long-term target only and does not represent company guidance. Women’s healthcare businesses 2007 2010 2013 2015 2016 2008 2009 2010 2011 2012 2013 2014 2015 2016E 2017 Opportunity $0.80 $1.30 $1.61 $2.04 $2.59 $3.56 $4.30 $5.00* ~$6.00** 2008-2016 adjusted diluted EPS Growth = 27% CAGR $2.89

Mylan’s Commercial Excellence

Broad Global Reach Commercial Excellence

Growing Portfolio Covering All Therapeutic Classes Powerful global R&D driving broad and growing product portfolio Robust product pipeline Robust product pipeline Commercial Excellence

Physicians Pharmacists and Retailers Wholesalers Governments Institutions Reach Across All Channels Patients Commercial Excellence

Every person in this world matters Life should not be determined by poor health or governed solely by fate Access to better health is a right, not a privilege Mylan never settles because it believes in the universal truth that the world deserves to be healthier to deliver Building Our Brand for the Future Commercial Excellence

Mylan’s Operational Excellence

Operational Excellence Vast Manufacturing and R&D Network

Vertically Integrated * Information excludes impact of Jai Pharma Operational Excellence

Substantial Manufacturing Capacity Operational Excellence

Significant R&D Investment Operational Excellence ~$2.8B cumulative R&D spend from 2014 to 2018 fueling pipeline diversification* 2014 2018 *Source: Mylan’s 2013 Investor Day Presentation, August 1, 2013. Operational Excellence Mylan invests in future growth 23% CAGR

Advancing Strategic Growth Drivers Building for the Future Operating platform Core Business Japan

Meda Transaction

Mylan + Meda: Strategic Rationale

Significantly Strengthens and Diversifies Commercial Presence

- Further diversifies and de-risks Mylan's global portfolio mix by strengthening branded platform, and creates ~$1 billion business in attractive OTC market
- Establishes leadership across all commercial channels in Europe; strengthens U.S. specialty business; and provides exciting platform for growth in new emerging markets
- Complements and optimizes infrastructure from Abbott EPD transaction

Enhances Critical Mass in Key Therapeutic Areas

- Enhances therapeutic presence in all regions to create a leader in allergy and respiratory and critical mass in dermatology and pain
- Cross-fertilization opportunities of combined product portfolio
- Helps maximize future Mylan launches

Financially Compelling Transaction

- Enhances size and scale with 2015 combined revenues of ~$11.8 billion[1] and adjusted EBITDA of ~$3.8 billion[1]
- Represents a multiple of 12.9x 2015 adjusted EBITDA and 8.9x 2015 adjusted EBITDA with synergies
- Substantial synergy opportunity, with ~$350 million of annual pre-tax operational synergies expected by year four after closing
- Expected to be immediately accretive to Mylan adjusted earnings, with accretion increasing significantly after first full year (2017) as synergies are realized
- Creates opportunity to achieve $0.35-$0.40 adjusted diluted EPS accretion in 2017 and to accelerate achievement of previously stated $6.00 adjusted diluted EPS target to 2017 vs 2018[2]

(1) SEK = 0.118 USD; Combined company figures represent an aggregation of Mylan figures derived from US GAAP financial information and Meda figures derived from EU IFRS financial information and do not reflect pro forma adjustments (including no elimination of transactions between Mylan and Meda)
(2) Stated 2017 opportunity/2018 target; this is a long-term target only and does not represent company guidance.

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Mylan
Seeing is believing

Further Diversifies and Strengthens Mylan’s Business Combined company will have an attractive and diverse portfolio of >2,000 branded, generic and OTC products Expands Mylan’s branded portfolio in all regions in existing and new therapeutic areas Provides strong position into attractive OTC market, creating $1 billion combined business at close Further diversifies and balances Mylan’s geographic footprint and provides entry into new emerging markets Standalone Meda and pro forma Mylan revenues based on exchange rate of SEK = 0.118 USD; Combined company figures represent an aggregation of Mylan figures derived from US GAAP financial information and Meda figures derived from EU IFRS financial information and do not reflect pro forma adjustments (including no elimination of transactions between Mylan and Meda) Standalone Mylan Standalone Meda Pro Forma Mylan Generics Specialty / Branded Gx OTC & Other 2015 Revenue by Channel1 2015 Revenue by Geography Standalone Mylan Standalone Meda Pro Forma Mylan North America Europe Rest of World $9.4 billion $2.3 billion $11.8 billion

Enhances Critical Mass in Key Franchises

- Nearly 50% of Meda's revenues derive from Allergy/Respiratory, Dermatology and Pain products, which are highly complementary to Mylan
- Mylan expects that the combined company will have approximately six $1 billion therapeutic franchises at close, including Respiratory & Allergy, GI, Cardio, CNS, Diabetes & Metabolic and Infectious Disease
- Meda also significantly enhances Mylan's presence in other areas such as Dermatology, Pain, and Women's Health

Mylan Net Sales by TA(1)


WHC 5%
Derm 2%
Inf. Disease 17%
Oncology 5%
Other 6%
Anesthesia & Pain 6%
Resp. & Allergy 15%
GI 9%
Diabetes & Metab. 10%
Cardio 12%
CNS 12%

Meda Net Sales by TA(1)


Other 22%
Derm 17%
WHC 9%
Resp. & Allergy 15%
Cardio 10%
GI 13%
Anesth. & Pain 14%

Combined Net Sales by TA(1)


+160%
+25%
+40%
Derm 5%
Onc. 5%
Resp. & Allergy 15%
WHC 6%
Other 7%
Inf. Disease 14%
Anesth. & Pain 8%
+50%
Diabetes & Metab. 8%
Cardio 11%
GI 10%
CNS 11%
+20%
+30%

(1) Percentages in therapeutic area breakout based on Q1-Q3 2015 actual product net sales.

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This document contains confidential and proprietary information of Mylan N.V.. Unauthorized use, duplication, dissemination or disclosure to third parties is strictly prohibited. © 2016

Mylan
Seeing is believing

Creates Attractive Portfolios of Rx, Gx and OTC Products Attractive portfolios across therapeutic categories offering greater opportunities to maximize combined portfolio and drive growth Well-positioned for future high-value launches, e.g., generic Advair, Revefenacin, biosimilars Combined business will be fueled by Mylan commitment to R&D and portfolio expansion Allergy/Respiratory Dermatology Pain Meda + Mylan in Key TAs (Portfolio and Disclosed Pipeline) Gx Advair® DPI Gx Fluticasone MDI Novel ICS/LABA/LAMA DPI Sotirimod Hokunalin Gx Benzaclin Gx Acyclovir ointment Revefenacin Amnesteem

Creates ~$1 Billion Global OTC Business Established OTC presence in Europe, and platform for growth in the U.S. and emerging markets Well-established and differentiated brands including: Meda portfolio is exclusively branded OTC; no private label Opportunities to leverage portfolio and expertise in new markets, and accelerate growth through marketing and line extensions Strong platform for future business development and M&A in OTC space

Provides Mylan with Expansion into 16 New Countries



Mylan
Meda
Both
Europe
Mylan: ~2,000 sales reps
Meda: ~1,015 sales reps
The Americas
Mylan: ~600 sales reps
Meda: ~350 sales reps
India and EM
Mylan: ~450 sales reps
Meda: ~775 sales reps
Japan, ANZ
Mylan: ~700 sales reps
Meda: ~10 sales reps

- Significantly enhances Mylan's commercial platform and capabilities
- Combined company will sell into more than 165 countries and territories around the world, with a direct commercial presence in ~60 markets and combined salesforce of ~5,900
- Opportunity to optimize infrastructure to accelerate growth, particularly EPD business and emerging markets

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This document contains confidential and proprietary information of Mylan N.V.. Unauthorized use, duplication, dissemination or disclosure to third parties is strictly prohibited. © 2016

Mylan
Seeing
is believing

Creates European Leader, Leveraging Respective Strengths

- ~$3.8 billion[1] in 2015 pro forma revenues from Europe
- Builds on EPD asset to create stronger platform that can maximize market opportunities and weather inherent market challenges
- Consolidates EpiPen® Auto-Injector and provides greater opportunities to build brand
- Combined sales force of ~3,000 reaching physicians, retail/pharmacy, and institutions
- Combined portfolio of marketed products across Rx, Gx, OTC

Meda Stand-Alone Europe 2015 Sales by Country



Switzerland
Ireland
Denmark
Greece
Finland
Norway
Germany
Netherlands
Portugal
Austria
Italy
All CEE
Belgium
UK
France
Spain
Sweden

Top Existing Mylan Market	Increase in Pro Forma 2015A Sales vs. Standalone
Total Europe	+60%
France	+25%
Italy	+55%
Germany	+185%
UK & Ireland	+60%
Spain	+70%
Benelux	+75%
Nordics	+440%
Portugal	+120%
Greece	+35%
Switzerland/Austria	+60%
All CEE	+25%

SEK = 0.118 USD; Combined company figures represent an aggregation of Mylan figures derived from US GAAP financial information and Meda figures derived from EU IFRS financial information and do not reflect pro forma adjustments (including no elimination of transactions between Mylan and Meda)

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Mylan
Seeing is believing

Accelerates Growth in Emerging Markets and Establishes Presence in Attractive New Markets ~$1.5 billion1 in 2015 pro forma revenues from emerging markets Provides Mylan entry to China, Russia, Southeast Asia, Turkey, Mexico and parts of Middle East Meda has strong history in China; business est. in 1994 and operating as owned affiliate since 2011 Provides established salesforce in key markets, including China, Russia, Turkey, etc. Key Meda emerging markets brands include: Potential to add Mylan differentiated generics portfolio to Meda business for accelerated growth Mylan brings strong EM presence in Infectious Disease, Biologics, Insulins, Women’s Health Meda Stand-Alone 2015 Emerging Markets Sales by Key Countries SEK = 0.118 USD; Combined company figures represent an aggregation of Mylan figures derived from US GAAP financial information and Meda figures derived from EU IFRS financial information and do not reflect pro forma adjustments (including no elimination of transactions between Mylan and Meda)

Gx Rx OTC Physicians Retail & Pharmacy Wholesalers Governments Institutions Strengthens Ability to Deliver for Customers Quality Differentiated Technologies Supply Reliability Broad Product Offering Service Excellence Operational Leverage Potential to distribute portfolio across customer channels—selling One Mylan around the world Powerful platform to bring more value to our customers through a broader range of products and services and total patient and pharmacy solutions Opportunity to leverage commercial best practices Aligned with macro trends and industry environment with evolving distributor and payor dynamics and need for scale

Offer Overview Structured as a recommended public offer to the shareholders of Meda to tender their shares to Mylan At announcement, offer value equal to SEK 165 per Meda share (80% in cash and 20% in Mylan ordinary shares)1 At announcement, total enterprise value of $9.9 billion, including assumption of net debt1 ~$8.5 billion in cash and debt and $1.4 billion in Mylan ordinary shares Subject to certain conditions, Meda shareholders representing ~30% of outstanding shares have irrevocably committed to accept the Offer and expect to be long-term holders of Mylan Terms Key Conditions Timing More than 90% of the outstanding Meda shares must tender into the Offer Customary regulatory clearances Offer is not subject to any financing conditions, and Mylan has secured committed financing Offer acceptance period to commence following approval of the Offer documents Transaction expected to close by the end of Q3 2016 Offer value of SEK 165 based on Mylan share price of $50.74 and a USD/SEK exchange rate of 0.119. Total value also based on Meda net debt of SEK 23.3 billion. As described in the Offer announcement, the Offer consideration is subject to adjustment in certain circumstances

Financially Compelling Transaction Combined 2015 revenues of approximately $11.8 billion1 and adjusted EBITDA of $3.8 billion1 Expected to be immediately accretive to Mylan adjusted earnings, with accretion increasing significantly after first full year (2017) as synergies are realized. Creates opportunity to achieve $0.35-$0.40 adjusted diluted EPS accretion in 2017 and to accelerate achievement of previously stated $6.00 adjusted diluted EPS target to 2017 vs 20182 Substantially increases free cash flow Accelerates long-term EBITDA and earnings growth Enhances EBITDA margin profile ~$350 million in annual pre-tax operational synergies expected by year four Offers substantial benefits to stakeholders of both companies SEK = 0.118 USD; Combined company figures represent an aggregation of Mylan figures derived from US GAAP financial information and Meda figures derived from EU IFRS financial information and do not reflect pro forma adjustments (including no elimination of transactions between Mylan and Meda). Stated 2017 opportunity/2018 target; this is a long-term target only and does not represent company guidance.

Delivers Immediate and Significant Accretion to Shareholders Creates opportunity to accelerate achievement of $6.00 in adjusted diluted EPS target to 2017 vs. 20182 Mylan Adjusted Diluted EPS ’15-’17E CAGR: +18% Adjusted diluted EPS is a non-GAAP financial measure. 2016 figure represents the midpoint of 2016 guidance range. See Appendix for reconciliation of 2015 and 2016E adjusted diluted EPS to the most directly comparable GAAP measure. (1) Midpoint of 2016 guidance range (2) Stated 2017 opportunity/2018 target; this is a long-term target only and does not represent company guidance. 1 2

Strong Financial Profile Post Completion Pro forma leverage at close is expected to be approximately 3.8x debt-to-adjusted EBITDA Significant free cash flows generated by the combined company will allow for rapid deleveraging Highly leverageable infrastructure Competitive global tax structure Able to utilize and build upon advantaged platform provided by successful EPD transaction Mylan expects to retain ample financial flexibility for future opportunities Mylan Debt-to-LTM Adjusted EBITDA* Assumes illustrative transaction close of end of Q3 2016. *Debt to LTM Adjusted EBITDA and net debt to LTM Adjusted EBITDA are non-GAAP financial measures. 1

Reconciliation of Non-GAAP Metrics Impact of Shares Issued in EPD Transaction GAAP requires that EPS be calculated for each individual period based on average shares outstanding for the period (both quarter-to-date and year-to-date). The issuance of shares to Abbott in the first quarter of 2015 impacted the average quarterly outstanding shares versus average outstanding shares for the full year of 2015. The below table shows a quarterly reconciliation of adjusted diluted EPS (in millions, except per share amounts): Three Months Ended Three Months Ended Year Ended Year Ended March 31, 2015 March 31, 2015 June 30, 2015 June 30, 2015 September 30, 2015 September 30, 2015 December 31, 2015 December 31, 2015 Impact of Average Share Count Impact of Average Share Count December 31, 2015 December 31, 2015 Adjusted diluted EPS $ 0.70 $ 0.91 $ 1.43 $ 1.22 $ 0.04 $ 4.30 Adjusted net earnings $ 309.1 $ 474.3 $ 733.8 $ 620.2 $ 2,137.4 Diluted share count 443.8 521.9 514.0 509.8 497.4

Reconciliation of Non-GAAP Metrics

Below is a reconciliation of GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS to adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS for the quarter and year compared to the respective prior year period:

(Unaudited; USD in millions, except per share amounts)	Three Months Ended December 31,				Year Ended December 31,			
	2015		2014		2015		2014	
GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS	$ 194.6	$ 0.38	$ 189.2	$ 0.47	$ 847.6	$ 1.70	$ 929.4	$ 2.34
Purchase accounting related amortization (primarily included in cost of sales) (a)	291.1		129.2		900.9		419.0	
Litigation settlements, net	(116.5)		0.7		(97.4)		47.9	
Interest expense, primarily amortization of convertible debt discount	5.7		11.9		45.6		46.0	
Non-cash accretion and fair value adjustments of contingent consideration liability	9.9		9.2		38.4		35.3	
Clean energy investments pre-tax loss (b)	24.9		22.5		93.2		78.9	
Financing related costs (included in other expense (income), net) (c)	71.2		33.3		112.0		33.3	
Acquisition related costs (primarily included in cost of sales and selling, general and administrative expense)	194.3		58.5		438.0		139.5	
Acquisition related customer incentive (included in third party net sales)	—		—		17.1		—	
Restructuring and other special items included in:								
Cost of sales	16.5		13.1		36.3		45.1	
Research and development expense	1.8		—		20.3		17.9	
Selling, general and administrative expense	7.0		18.0		48.3		66.9	
Other income (expense), net	0.3		(7.2)		7.2		(10.9)	
Tax effect of the above items and other income tax related items (d)	(80.6)		(58.6)		(370.1)		(432.0)	
Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS	$ 620.2	$ 1.22	$ 419.8	$ 1.05	$ 2,137.4	$ 4.30	$ 1,416.3	$ 3.56
Weighted average diluted ordinary shares outstanding	509.8		400.6		497.4		398.0	

(a) Adjustment for purchase accounting related amortization expense for the three months and years ended December 31, 2015 and 2014 includes intangible asset impairment charges of $31.3 million and $27.7 million, respectively.

(b) Adjustment represents exclusion of the pre-tax loss related to Mylan's clean energy investments, the activities of which qualify for income tax credits under Section 45 of the Internal Revenue Code of 1986, as amended (the "Code"). The amount is included in other expense (income), net in the Consolidated Statements of Operations.

(c) Adjustment represents approximately $71.2 million related to the termination of certain interest rate swaps and charges of approximately $40.8 million related to the redemption of the Company's 7.875% Senior Notes due 2020 for the year ended December 31, 2015.

(d) Adjustment for other income tax related items includes the exclusion from Adjusted Net Earnings of the tax benefit of approximately $156 million related to the merger of the Company's wholly owned subsidiaries, Agila Specialties Private Limited and Onco Therapies Limited, into Mylan Laboratories Limited for the year ended December 31, 2014.

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Reconciliation of Non-GAAP Metrics

Below is a reconciliation of GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS to adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS for each of the four quarters of 2015 (in millions, except per share amounts):

	Three Months Ended							
	March 31, 2015		June 30, 2015		September 30, 2015		December 31, 2015	
GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS	$ 56.6	$ 0.13	$ 167.8	$ 0.32	$ 428.6	$ 0.83	$ 194.6	$ 0.38
Purchase accounting related amortization (primarily included in cost of sales) (a)	144.0		246.6		219.2		291.1	
Litigation settlements, net	17.7		(0.9)		2.3		(116.5)	
Interest expense, primarily amortization of convertible debt discount	12.2		16.2		11.5		5.7	
Non-cash accretion and fair value adjustments of contingent consideration liability	9.2		9.6		9.7		9.9	
Clean energy investments pre-tax loss (b)	22.5		21.7		24.1		24.9	
Financing related costs (included in other expense (income), net) (c)	—		—		40.8		71.2	
Acquisition related costs (primarily included in cost of sales and selling, general and administrative expense)	78.8		72.6		92.3		194.3	
Acquisition related customer incentive (included in third party net sales)	—		—		17.1		—	
Restructuring and other special items included in:								
Cost of sales	8.0		6.7		5.1		16.5	
Research and development expense	17.9		—		0.6		1.8	
Selling, general and administrative expense	7.8		24.9		8.6		7.0	
Other income (expense), net	7.0		1.1		(1.2)		0.3	
Tax effect of the above items and other income tax related items	(72.6)		(92.0)		(124.9)		(80.6)	
Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS	$ 309.1	$ 0.70	$ 474.3	$ 0.91	$ 733.8	$ 1.43	$ 620.2	$ 1.22
Weighted average diluted ordinary shares outstanding	443.8		521.9		514.0		509.8	

(a) Adjustment for purchase accounting related amortization expense for the three months ended December 31, 2015 includes intangible asset impairment charges of $31.3 million.

(b) Adjustment represents exclusion of the pre-tax loss related to Mylan's clean energy investments, the activities of which qualify for income tax credits under Section 45 of the Internal Revenue Code of 1986, as amended (the "Code"). The amount is included in other expense (income), net in the Consolidated Statements of Operations.

(c) Adjustment represents approximately $71.2 million related to the termination of certain interest rate swaps for the three months ended December 31, 2015 and charges of approximately $40.8 million related to the redemption of the Company's 7.875% Senior Notes due 2020 for the three months ended September 30, 2015.

Reconciliation of Non-GAAP Metrics Below is a reconciliation of GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS to adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS for the years ended December 31, 2013, 2012 and 2011 (in millions, except per share amounts): Adjustment for purchase accounting related amortization expense for the years ended December 31, 2013, 2012, and 2011 include intangible asset impairment charges of approximately $18 million, $42 million and $16 million, respectively. Adjustment represents exclusion of the pre-tax loss related to Mylan's clean energy investments, the activities of which qualify for income tax credits under section 45 of the U.S. Internal Revenue Code. The amount is included in other expense (income), net in the Consolidated Statements of Operations. Year Ended December 31, Year Ended December 31, (Unaudited; in millions, except per share amounts) 2013 2013 2012 2012 2011 2011 GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS $ 624 $ 1.58 $ 641 $ 1.52 $ 537 $ 1.22 Purchase accounting related amortization (primarily included in cost of sales) (a) 371 391 365 Litigation settlements, net (10) (3) 49 Interest expense, primarily amortization of convertible debt discount 38 36 49 Non-cash accretion and fair value adjustments of contingent consideration liability 35 39 — Clean energy investments pre-tax loss (b) 22 17 — Financing related costs (included in other expense (income), net) 73 — — Acquisition related costs (primarily included in cost of sales and selling, general and administrative expense) 50 — 34 Restructuring and other special items included in: Cost of sales 49 66 8 Research and development expense 52 12 4 Selling, general and administrative expense 71 105 45 Other income (expense), net 25 (1) — Tax effect of the above items and other income tax related items (260) (216) (198) Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS $ 1,140 $ 2.89 $ 1,087 $ 2.59 $ 893 $ 2.04 Weighted average diluted common shares outstanding 395 420 439

Reconciliation of Non-GAAP Metrics Below is a reconciliation of GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS to adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS for the years ended December 31, 2010, 2009 and 2008 (in millions, except per share amounts): Adjusted diluted EPS for the year ended December 31, 2010, includes the full effect of the conversion of the company's preferred stock into 125.2 million shares of common stock on November 15, 2010. Adjusted diluted EPS for the period ended December 31, 2009 was calculated under the "if-converted method" which assumes conversion of the Company's preferred stock into shares of common stock, based on an average share price, and excludes the preferred dividend from the calculation, as the "if-converted method" is more dilutive. Year Ended December 31, Year Ended December 31, (Unaudited; in millions, except per share amounts) 2010 2010 2009 2009 2008 2008 GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS $ 224 $ 0.68 $ 94 $ 0.30 $ (335) $ (1.10) Purchase accounting related amortization (primarily included in cost of sales) 309 283 489 Goodwill impairment charges — — 385 Bystolic revenue — — (468) Litigation settlements, net 127 226 17 Interest expense, primarily amortization of convertible debt discount 60 43 30 Financing related costs (included in other expense (income), net) 37 — — Acceleration of deferred revenue — (29) — Non-controlling interest — 9 — Restructuring and other special items included in: Cost of sales 7 33 53 Research and development expense 10 22 14 Selling, general and administrative expense 63 49 89 Other income (expense), net 1 (13) 1 Tax effect of the above items and other income tax related items (253) (273) (31) Preferred dividend (c) 122 139 — Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS $ 707 $ 1.61 $ 583 $ 1.30 $ 244 $ 0.80 Weighted average diluted common shares outstanding (c) 438 450 304

Reconciliation of 2016 Forecasted Guidance The reconciliations below are based on management's estimate of adjusted net earnings and adjusted diluted EPS for the twelve months ending December 31, 2016. Mylan expects certain known GAAP amounts for 2016, as presented in the reconciliation below. Other GAAP charges, including those related to potential litigation, asset impairments and restructuring programs that would be excluded from the adjusted results are possible, but their amounts are dependent on numerous factors that we currently cannot ascertain with sufficient certainty or are presently unknown. These GAAP charges are dependent upon future events and valuations that have not yet occurred or been performed. The unaudited forecasted amounts presented below are stated in millions, except for earnings per share data. Reconciliation of Forecasted GAAP Net Earnings and GAAP Diluted EPS to Adjusted Net Earnings and Adjusted Diluted EPS Twelve Months Ended December 31, 2016 Twelve Months Ended December 31, 2016 Lower Lower Upper Upper GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS $ 1,235 $ 2.38 $ 1,290 $ 2.43 Purchase accounting related amortization 1,000 1,050 Interest expense, primarily amortization of convertible debt discount 60 70 Pre-tax loss of clean energy investments 90 100 R&D milestone payments 100 125 Restructuring, acquisition and other special items 270 375 Tax effect of the above items and other income tax related items (230) (285) Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS $ 2,525 $ 4.85 $ 2,725 $ 5.15 The Company's annual budgeting process, which is the basis for its 2016 earnings guidance, is performed on an adjusted basis. That process is then supplemented by adjusting net income for known differences between the Company's budgeted adjusted net income and GAAP net income, without application of such differences to specific U.S. GAAP income statement line items. As such, the Company has not reconciled its 2016 earnings guidance for adjusted gross margin, adjusted R&D, adjusted SG&A and the adjusted effective tax rate to their most directly comparable GAAP measures because the comparable GAAP financial measures on a forward-looking basis is not accessible and cannot be estimated without unreasonable effort.